Himalaya Shipping Ltd. (HSHP) – Notice of 2026 Annual General Meeting

Hamilton, Bermuda, April 1, 2026

Himalaya Shipping Ltd. (the “Company”) has previously announced on March 12, 2026, that it has scheduled its 2026 Annual General Meeting for May 20, 2026. A copy of the Notice of Annual General Meeting and Form of Proxy, and associated information including the 2025 Annual Report on Form 20-F is attached to this press release and can be found on the Company’s website at www.himalaya-shipping.com.